Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated September 27, 2017
Relating to Preliminary Prospectus Supplement dated September 27, 2017
To Prospectus dated March 7, 2017
Registration Statement No. 333-216496
PRICING TERM SHEET

Western Asset Mortgage Capital Corporation

$100,000,000 aggregate principal amount of
6.75% Convertible Senior Notes due 2022 (the “notes”)

The information in this pricing term sheet relates only to Western Asset Mortgage Capital Corporation’s offering (the “offering”) of its 6.75% Convertible Senior Notes due 2022 and should be read together with the preliminary prospectus supplement dated September 27, 2017 relating to the offering (the “Preliminary Prospectus Supplement”) and the related base prospectus dated March 7, 2017, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein.

The information in this pricing term sheet updates and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus. You should read the entire Preliminary Prospectus Supplement, accompanying prospectus and documents incorporated by reference therein carefully, especially the “Risk Factors” sections and the consolidated financial statements and related schedules and notes, before deciding to invest in our securities. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer:	Western Asset Mortgage Capital Corporation

Ticker / Exchange for Common Stock:	WMC / New York Stock Exchange (the “NYSE”)

Title of Securities:	6.75% Convertible Senior Notes due 2022

Aggregate Principal Amount Offered:	$100,000,000 aggregate principal amount of notes (or $115,000,000 if the underwriter's over-allotment option is exercised in full)

Maturity Date:	October 1, 2022, unless earlier converted, repurchased or redeemed

Price to Public:	100% of principal amount plus accrued interest, if any, from October 2, 2017

Interest:	6.75% per annum, accruing from the Closing Date

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2018

Interest Payment Record Dates:	March 15 and September 15 of each year

Last Reported Sale Price:	$10.93 per share of the Issuer’s common stock on the NYSE on September 27, 2017

Conversion Premium:	Approximately 10.00% over the Last Reported Sale Price

Initial Conversion Price:	Approximately $12.02 per share of the Issuer's common stock

Initial Conversion Rate:	83.1947 shares of common stock per $1,000 principal amount of notes

Aggregate Underwriting Discount:	$3,000,000 ($3,450,000 if the underwriter’s over-allotment option is exercised in full)

Redemption:
The Issuer may not redeem the notes prior to July 1, 2022. On or after July 1, 2022, the Issuer may redeem the notes for cash, in whole or from time to time in part, at the Issuer's option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Adjustment to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change
If and only to the extent a holder elects to convert its notes in connection with a make-whole fundamental change (as defined under “Description of Notes—Conversion Rights— Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement), the Issuer will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock. The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for conversions in connection with a make-whole fundamental change for each stock price and effective date set forth below:

	Stock Price
Effective Date	$10.93	$12.02	$12.25	$12.50	$12.75	$13.00	$13.50	$14.00
October 2, 2017	8.2966	3.4002	2.6498	1.9352	1.3176	0.7908	0.0570	—
October 1, 2018	8.2966	3.2854	2.5380	1.8288	1.2188	0.6985	0.0407	—
October 1, 2019	8.2966	3.2854	2.5380	1.8288	1.2188	0.6985	0.0407	—
October 1, 2020	8.2966	3.2138	2.4563	1.7592	1.1859	0.6985	0.0407	—
October 1, 2021	8.2966	2.6539	1.8914	1.2240	0.7129	0.3485	0.0148	—
October 1, 2022	8.2966	—	—	—	—	—	—	—

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•
If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•
If the stock price is greater than $14.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the stock price is less than $10.93 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 91.4913 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Use of Proceeds:
The Issuer estimates that the net proceeds of this offering will be approximately $96.6 million (or approximately $111.2 million if the underwriter’s over-allotment option is exercised in full), after deducting the underwriter’s discount and commission and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from this offering to opportunistically invest in its target assets in accordance with its investment guidelines. The Issuer's Manager currently intends to acquire Agency CMBS, Residential Whole and Bridge Loans, mezzanine commercial loans and Non-Agency RMBS representing interests in pools of reperforming loans. The exact investment of the proceeds will depend on prevailing market and investment conditions at the time of issuance of the notes, and the Issuer's Manager, as with the portfolio in general, expects to adjust the portfolio make up and characteristics over time with changes in economic conditions and markets.

Trade Date:	September 28, 2017

Closing Date:	October 2, 2017

Sole Book-Running Manager:	JMP Securities LLC

CUSIP / ISIN:	95790D AA3 / US95790DAA37

No Listing:	The notes will not be listed on any securities exchange.

The Issuer has filed a registration statement (including a base prospectus and a Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus, and the information incorporated therein by reference, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer, the sole book-running manager or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by contacting JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, Attention: Prospectus Department, or by telephone at (415) 835-8985.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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